UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File No. 333-62207

A. Full title of the Plan and the address of the Plan,
if different from that of the issuer named below:

Chelsea Property Group 401(K) Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CHELSEA PROPERTY GROUP, INC.
103 Eisenhower Parkway
Roseland, New Jersey 07068

Chelsea Property Group 401(k) Savings Plan

Index to Financial Statements and Schedule

December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Exhibit Index	1 2 3 4 8 9

Report of Independent Registered Public Accounting Firm

Chelsea Property Group 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Chelsea Property Group 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 15, 2004

Chelsea Property Group 401(k) Savings Plan

Statements of Net Assets Available for Benefits

                                                                            December 31
                                                                        2003              2002
                                                                ------------------------------------
Assets
Investments, at fair value:
   Vanguard Growth and Income Fund                                  $   708,384      $   378,523
   Vanguard Balanced Index Fund                                         364,758          256,169
   Vanguard Intermediate Term Bond Index Fund                           771,790          539,903
   Vanguard Asset Allocation Fund                                       407,485          228,123
   Vanguard Growth Index Fund                                           786,365          519,227
   Vanguard US Growth Fund                                              308,232          179,099
   Fidelity Advisor Technology Fund                                     342,143          152,320
   Fidelity Advisor Healthcare Fund                                     207,435          131,472
   Vanguard 500 Index Fund                                              783,163          453,067
   Vanguard International Growth Fund                                   158,278           73,660
   Vanguard European Stock Index                                        122,543           61,501
   Vanguard Federal Money Market Fund                                   830,065          690,651
   Chelsea Property Group, Inc. Common Stock                            553,083          342,224
   Vanguard Money Market Reserves                                        70,720           49,222
   Participant loans                                                    191,903          115,273
                                                                ------------------------------------
Total investments                                                     6,606,347        4,170,434
                                                                ------------------------------------

Receivables:
   Participants contributions                                            63,593           58,093
   Employer contributions                                                21,506           18,648
   Dividends                                                              3,734                -
                                                                ------------------------------------
Total receivables                                                        88,833           76,741
                                                                ------------------------------------

Excess contributions payable                                             23,984           23,320
                                                                ------------------------------------
Net assets available for benefits                                   $ 6,671,196      $ 4,223,855
                                                                ====================================

See accompanying notes.

Chelsea Property Group 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
   Interest and dividends                                                  $   249,681
   Participant contributions                                                   982,633
   Employer contributions                                                      285,755
   Participant rollovers                                                       268,057
                                                                          ---------------
Total additions                                                              1,786,126

Deductions:
   Participant withdrawals                                                     242,221

Net realized and unrealized appreciation in fair value of investments          903,436
                                                                          ---------------
Net increase                                                                 2,447,341

Net assets available for benefits:
   Beginning of year                                                         4,223,855
                                                                          ---------------
   End of year                                                             $ 6,671,196
                                                                          ===============

See accompanying notes.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Method of Accounting

The financial statements of Chelsea Property Group 401(k) Savings Plan (the "Plan") are presented on the accrual basis of accounting.

Investments

Investments are valued at fair value using share values of the funds as reported by Metavante 401(k) Services on December 31, 2003 and December 31, 2002.

Appreciation or depreciation of securities represents realized gains (losses) and the change in fair value during the year.

Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 7, 2001 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Except for a fee to purchase and sale transactions of Chelsea Property Group, Inc. common stock, all of the administrative expenses of the Plan are paid by the Plan sponsor.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The Plan is a defined contribution plan sponsored and administered by CPG Partners, L.P. (formerly Chelsea GCA Realty Partnership, L.P.) (the "Partnership") and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $0.25 per share for all purchase and sale transactions of Chelsea Property Group, Inc. (formerly Chelsea GCA Realty, Inc.) common stock which is paid by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2003, the Plan adopted the Metavante 401(k) Services, Inc. Non Standard 401(k) Profit Sharing Plan and Trust.

All employees of the Partnership are eligible to participate in the Plan after 6 months of service with no hours requirement. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the Code of $12,000 for 2003 and $11,000 for 2002. Rollover contributions of $268,057 in 2003 were made by participants from other qualified plans.

Effective November 1, 2002 (the "Transition Date"), Matrix Capital Bank Trust Services (the "Trustee") began serving as trustee of the Plan. Prior to the Transition Date, Trustar Retirement Services served as trustee of the plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Vanguard and Fidelity.

Effective February 1, 2000, the Company no longer offered Chelsea Property Group, Inc. common stock as an investment option. Participants can keep the common stock they currently have in their account, but they cannot purchase additional stock.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their contributions including the earnings thereon.

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her vested balance to a maximum of $50,000. The loans must be paid back within five years. The loans bore interest at a rate between 4.0 % and 8.0% at December 31, 2003 and 2002.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan provides for an employer discretionary matching contribution. For the 2003 Plan year, the matching contribution was equal to 50 % of each participant’s first 6 % contributed to the Plan.

As of December 31, 2003 and 2002, forfeitures in the amount of $13,830 and $8,366, respectively, will be used to reduce future Company contributions. Forfeitures arise from forfeited balances of terminated participant’s nonvested accounts.

Employees with the following titles are not eligible to participate in the matching contribution: Vice Chairman, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, Senior Vice President, Executive Vice President, and Vice President.

Participants shall have a vested percentage in the matching contributions as follows:

After 1 year of vesting service After 2 years of vesting service After 3 years of vesting service After 4 years of vesting service After 5 years of vesting service	20% 40% 60% 80% 100%

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon the termination of the Plan, the funds already invested in the Plan are distributed to the participants based on their account values at termination. If amounts have been deducted from a participant’s paycheck but not yet deposited into the Plan, those funds are at risk because they are not yet considered part of the Plan.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator, CPG Partners, L.P.

Chelsea Property Group 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Net Appreciation (Depreciation) in Fair Value of Investments

During the year ended December 31, 2003, the investments of the Plan appreciated in fair value as follows:

Vanguard Growth and Income Fund
Vanguard Balanced Index Fund
Vanguard Intermediate Term Bond Index Fund
Vanguard Asset Allocation Fund
Vanguard Growth Index Fund
Vanguard US Growth Fund
Fidelity Advisor Technology Fund
Fidelity Advisor Healthcare Fund
Vanguard 500 Index Fund
Vanguard International Growth Fund
Vanguard European Stock Index
Chelsea Property Group, Inc. Common Stock	$149,502 58,719 27,983 79,100 147,787 56,174 108,793 23,681 159,063 33,529 31,785 27,320 ------------ $903,436 =======

Supplemental Schedule

EIN 22-3258100
Plan #: 001

Chelsea Property Group 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2003

    Identity of Issue,                  Description of Investment, Including            Number
   Borrower, Lessor or                    Maturity Date, Rate of Interest,                of            Current
     Similar Party                             Par or Maturity Value                    Shares            Value
  ------------------------------------------------------------------------------------------------------------------

  Matrix Capital Bank                       Vanguard Growth and Income Fund              25,353.8        $ 708,384
  Matrix Capital Bank                       Vanguard Balanced Index Fund                 19,964.9          364,758
  Matrix Capital Bank                       Vanguard Intermediate Term Bond
                                              Index Fund                                 72,197.4          771,790
  Matrix Capital Bank                       Vanguard Asset Allocation Fund               18,062.3          407,485
  Matrix Capital Bank                       Vanguard Growth Index Fund                   31,555.6          786,365
  Matrix Capital Bank                       Vanguard US Growth Fund                      20,331.9          308,232
  Matrix Capital Bank                       Fidelity Advisor Technology Fund             21,904.2          342,143
  Matrix Capital Bank                       Fidelity Advisor Healthcare Fund             11,033.8          207,435
  Matrix Capital Bank                       Vanguard 500 Index Fund                       7,628.0          783,163
  Matrix Capital Bank                       Vanguard International Growth Fund            9,812.7          158,278
  Matrix Capital Bank                       Vanguard European Stock Index                 5,570.2          122,543
  Matrix Capital Bank                       Vanguard Federal Money Market Fund          830,064.7          830,065
  Vanguard                                  Money Market Reserves                        70,720.2           70,720
                                                                                                       -------------
                                                                                                         5,861,361

  Chelsea Property Group, Inc.*             Common Stock                                 10,090.9          553,083

  Participant loans receivable *            Interest rates range from 4.0% to 9.75%
                                            maturing through 2008                                          191,903
                                                                                                       -------------
  Total investments                                                                                     $ 6,606,347
                                                                                                       ==============

* Party-in-interest to the Plan.

Exhibit Index

Exhibit Number Exhibit 1	Document Consent of Ernst & Young LLP